Exhibit 99.5

STREAM HATCHET LAUNCHES STREAM HATCHET BRANDS – TO TRACK EARNED MEDIA VALUE FROM BRAND ADVERTISEMENTS IN STREAMING

Stream Hatchet Brands enables the targeted performance measurement of over 2,300 major brands via logo recognition models and chat analysis on video game streaming platforms

Barcelona, SPAIN - 8 June 2022 - Stream Hatchet, a wholly-owned subsidiary of Engine Gaming and Media, Inc. (“Engine” or the “Company”) (NASDAQ:GAME) (TSXV:GAME), today announced that it has launched Stream Hatchet Brands, a tool and comprehensive database that allows marketers to track earned media value from over 2,300 major brands on video game streaming platforms

Stream Hatchet Brands provides detailed information and curated data sets on the prominence of brand appearances within the top video game streamers, as well as the earned media value generated in each individual frame. This allows marketers to track brand logo impressions related to viewership and brand affinity and present them in dashboards

These dashboards can be filtered into specific categories and industry segments to enhance comparative analysis, and the final data can be processed into a variety of visuals and reports.

Stream Hatchet Brands features three advanced data curation methods:

●	Logo detection with frame by frame methodology – A bespoke model allows the tracking of brand logos by observing the stream frame by frame. Using this data, internal algorithms generate an earned media value providing a micro-level and highly accurate performance measurement.

●	Logo detection by logo presence methodology – In addition to tracking brand logos in streaming videos, Stream Hatchet Brands also tracks brand presence on a larger level, allowing brands to benchmark their presence against a broader quantity of live streaming platforms.

●	Chat analysis – Brand mentions are detected by analyzing the complete chat history of all channels, and Stream Hatchet Brands’ advanced methodology tracks specific brand mentions by analyzing the context of the chat to avoid tracking keywords that share the brand name.

More than ever, brands are leveraging gaming influencers and esports events to reach the core gaming audience, which is full of lucrative consumers for various brands,” said Eduard Monsterrat, CEO at Stream Hatchet. “Tracking earned media value on live streams has never been easy, but now with the launch of Stream Hatchet Brands, brand marketers have a simple way of accurately determining the level of brand lift they are generating through sponsorship activations. They can see where their logos appear on stream and how prominent they are compared to competitors, while also tracking brand affinity through audience mentions in chat.

“What makes our products unique”, Montserrat continued, “is our taxonomy and classification methodology. Our data experts spend a copious amount of time properly labelling each individual data point that flows through our reporting offerings, and we never sacrifice quality”.

About Stream Hatchet

Stream Hatchet is the market leader in live-streaming viewership data analytics for the world’s leading video game streaming platforms. Stream Hatchet provides deep insights to leading brands, creator networks, esports leagues, game publishers and other businesses measuring the impact of video game live streaming. Stream Hatchet is a wholly-owned subsidiary of Engine Gaming and Media. For more information, please visit www.streamhatchet.com.

About Engine Gaming and Media, Inc.

Engine Gaming and Media, Inc. is traded publicly under the ticker symbol (NASDAQ: GAME) (TSX-V: GAME). Engine provides premium social sports and esports gaming experiences, as well as unparalleled data analytics, marketing, advertising, and intellectual property to support its owned and operated direct-to-consumer properties while also providing these services to enable its clients and partners. The company’s subsidiaries include Stream Hatchet, Sideqik, WinView, UMG Gaming, and Frankly Media. For more information, please visit www.enginegaming.com/

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Amy Ballantyne

Big Games Machine

Email: amy@biggamesmachine.com